January 21, 2020
Via E-mail

Gary D. Gerstman, Esq.
Sidley Austin LLP
One South Dearborn
Chicago, IL 60603

       Re:     Diplomat Pharmacy, Inc.
               Schedule 14D-9
               Filed January 9, 2020
               File No. 005-88619

Dear Mr. Gerstman:

       The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9
Recommendation of the Board, page 17

1. The disclosure on page 17 states that "the Board unanimously recommends that Company shareholders accept the Offer and tender their Shares to Purchaser in the Offer." Item 4 of
   Schedule 14D-9 and corresponding Item 1012(a) of Regulation M-A, as well as Rule 14e-
   2(a) of Regulation 14E, require that the "filing person" and "subject company," respectively, provide the required disclosures. Please revise this statement (and other similar statements throughout this section) to expressly state Diplomat Pharmacy's position with respect to the
   Offer or alternatively clarify that the Board's recommendation is being made on behalf of
   Diplomat Pharmacy. See Item 1000(f) of Regulation M-A for a definition of the term
   "subject company" in the context of Regulation M-A.
 Gary D. Gerstman, Esq.
Sidley Austin LLP
January 21, 2020
Page 2

Reasons for the Recommendation,
Potentially Negative Factors, page 42

2. Refer to the reference in the first bullet point regarding the Board's observation that, following the announcement by the Company of its willingness to pursue strategic alternatives, the share price would likely have declined but for that announcement. Please revise to explain the basis for that belief.

Financial Projections, page 49

3. The summarized financial projections include non-GAAP financial measures with no reconciliation to GAAP measures. In your response letter, please advise us how these disclosures comply with Rule 100 of Regulation G or, alternatively, explain why compliance is not required.

Person/Assets, Retained, Employed, Compensated or Used
Solicitations/Recommendations, page 59

4. You state that neither the Company nor any person acting on its behalf has directly or indirectly employed, retained, or compensated any person to make solicitations or recommendations to the Company's shareholders on its behalf concerning the Offer or the
   Merger. However, it appears that the Board's recommendations is based, in part, on the advice and analysis provided by Foros, a financial advisor to the Company. In your response letter, please provide us with your analysis as to why Foros does not constitute a person employed, retained or compensated to make solicitations or recommendations to shareholders with respect to the Offer. See Item 1009(a) of Regulation M-A and the
   guidance available on our Web site at www.sec.gov under "Tender Offers and Schedules,"
   Section 14(d) and Regulation 14D, Q&A 159.01. Alternatively, please revise the Schedule
   14D-9 to provide the required disclosure.

                                             *   * *
 Gary D. Gerstman, Esq.
Sidley Austin LLP
January 21, 2020
Page 3

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                          Sincerely,

                                                          /s/ Joshua Shainess

                                                          Joshua Shainess
                                                          Special Counsel
                                                          Office of Mergers and
Acquisitions